Filed pursuant to Rule 424(b)(3)

Registration No. 333-264418

PROSPECTUS SUPPLEMENT NO. 1

(to the Prospectus dated July 8, 2022)

Swvl Holdings Corp

102,939,766 CLASS A ORDINARY SHARES

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 8, 2022 (as supplemented to date, the “Prospectus”), which forms a part of a registration statement on Form F-1 (Registration No. 333-264418), related to the offer and sale from time to time by B. Riley Principal Capital, LLC of up to 102,939,766 Class A Ordinary Shares. Specifically, this prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission (the “SEC”) on July 11, 2022.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Our Class A Ordinary Shares are listed on the Nasdaq Stock Market LLC (“Nasdaq”), under the trading symbols “SWVL”. On July 8, 2022, the closing price for our Class A Ordinary Shares on Nasdaq was $6.80.

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties described under the heading “Risk Factors” beginning on page 15 of the Prospectus before you make an investment in the securities.

Neither the SEC nor any state or foreign securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated July 11, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Extension of Certain Lock-Up Agreements

As previously disclosed, certain shareholders and directors and/or officers of Swvl Holdings Corp (“the Company”), including its principal shareholders and key executives and Queen’s Gambit Holdings LLC (collectively, the “Lock-Up Holders”) are subject to lock-up restrictions pursuant to certain lock-up agreements (the “Lock-Up Agreements”) that were entered into concurrently with the execution and delivery of the Business Combination Agreement, dated as of July 28, 2021 (the “Original Execution Date”), by and among the Company, Swvl Inc., Queen’s Gambit Growth Capital, Pivotal Merger Sub Company I and Pivotal Merger Sub Company II Limited (the “Business Combination Agreement”). Under the Lock-Up Agreements, subject to the exceptions therein, the Lock-Up Holders agreed not to (a) transfer, assign or sell any Class A ordinary shares, par value $0.0001 per share, of the Company (“Class A Ordinary Shares”) or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Class A Ordinary Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise (collectively, “Transfer”), in each case until the earlier of (i) either six months or one year (depending on the applicable Lock-Up Holder’s beneficial ownership of Class A Ordinary Shares) after March 31, 2022, which is the date on which transactions contemplated by the Business Combination Agreement were consummated (this subclause (i), the “Time Based Release”), (ii) the first date on which the last sale price of Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period commencing at least 150 days after March 31, 2022 (this subclause (ii), the “Trading Price Based Release”) and (iii) a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property (such agreements, the “Lock-Up”). The form of Lock-Up Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On July 10, 2022, the Company and certain Lock-Up Holders subsequently entered into extensions to their respective Lock-Up Agreements (the “Lock-Up Extensions”) pursuant to which such Lock-Up Holders agreed (i) to extend the relevant time period in the Time Based Release from six months to one year, or from one year to eighteen months, as applicable (depending on the applicable Lock-Up Holder’s beneficial ownership of Class A Ordinary Shares), in each case after March 31, 2022 and (ii) to postpone the start of the measurement period in the Trading Price Based Release from at least 150 days to at least 330 days after March 31, 2022. Additionally, pursuant to the Lock-Up Extensions, notwithstanding the Lock-Up, the Company and certain Lock-Up Holders agreed to permit the Transfers of Class A Ordinary Shares by such Lock-Up Holders to any equity holder of the respective Lock-Up Holder to the extent necessary for such equity holder, or any affiliates of such equity holder, to meet any reasonably anticipated capital calls, obligations, commitments or liabilities entered into before the date of the Lock-Up Extension as determined by the respective Lock-Up Holder; provided, however, that such Transfers will not be permitted on a date prior to which a Transfer would have been permitted pursuant to the Time Based Release or the Trading Price Based Release of the Lock-Up Agreements as in effect on the Original Execution Date. The form of Lock-Up Extension is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Collectively, the Lock-Up Holders that agreed to enter into the Lock-Up Extensions own 100,414,134 Class A Ordinary Shares, which represents approximately 84% of the total number of Class A Ordinary Shares outstanding as of the date of this Report of Foreign Private Issuer on Form 6-K.

Announcement of Acquisition of Urbvan

On July 11, 2022, the Company issued a press release announcing its acquisition of Urbvan Mobility Ltd. (“Urbvan”). A copy of the press release is attached hereto as Exhibit 99.3. The acquisition will be funded with warrants to acquire an aggregate of up to 12,156,508 Class A Ordinary Shares (assuming maximum performance of the earn-out) at a de minimis exercise price, except a small number of Urbvan investors that do not qualify as “accredited investors” will receive cash consideration equal to 125,121 Class A Ordinary Shares.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Form of Lock-Up Agreement, incorporated by reference to Exhibit 4.8 to the Company’s Shell Company Report on Form 20-F (File No. 001-41339) filed with the U.S. Securities and Exchange Commission on March 31, 2022.

99.2	Form of Lock-Up Extension.

99.3	Swvl Expands into Mexico with Acquisition of Mass Transit Tech Platform Urbvan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: July 11, 2022	By:	/s/ Youssef Salem
	Name:	Youssef Salem
	Title:	Chief Financial Officer

Exhibit 99.2

July 10, 2022

Swvl Holdings Corp

The Offices 4, One Central

Dubai, United Arab Emirates

Attention: Mostafa Kandil, Chief Executive Officer

Email: mk@swvl.com

Re:	Lock-Up Agreement Extension

Ladies and Gentlemen:

Reference is made to that certain Lock-Up Agreement (the “Lock-Up Agreement”) entered into by and between Swvl Holdings Corp (formerly, Pivotal Holdings Corp) (“Holdings”), a company limited by shares incorporated under the laws of the British Virgin Islands and you, the undersigned (the “Shareholder”), dated as of July 28, 2021. Capitalized terms used herein shall have the meaning given to them in the Lock-Up Agreement unless otherwise defined herein.

1.

Pursuant Section 1(a) of the Lock-Up Agreement, the Shareholder agreed, subject to certain exceptions, not to Transfer any Holdings Common Shares A (other than PIPE Shares) held by it until the earliest of the date that is (i) [six months/one year] after the consummation of the Company Merger, (ii) the first date on which the last sale price of Holdings Common Shares A equals or exceeds $12.00 per share (subject to certain adjustments) for a certain period of time commencing at least 150 days after the Company Merger and (iii) upon the consummation of certain transactions by Holdings. The Company Merger was consummated on March 31, 2022.

2.

Pursuant to Section 3 of the Lock-Up Agreement, the Lock-Up Agreement may be amended pursuant to a written instrument executed by all parties thereto. Holdings and the Shareholder, comprising all the parties to the Lock-Up Agreement, hereby desire to amend the Lock-Up Agreement as contemplated hereby and by their execution hereof intend to be bound hereby.

3.	Accordingly, Holdings and the Shareholder hereby agree that:

a.	the reference to [“six months”/“one year”] in Section 1(a)(i) of the Lock-Up Agreement shall be replaced with [“one year”/“eighteen months”]; [and]

b.	the reference to “150 days” in Section 1(a)(ii) of the Lock-Up Agreement shall be replaced with “330 days”[; and]

c.

a new paragraph 1(c) shall be added to the Lock-Up Agreement and read as follows: “Further, notwithstanding the provisions set forth in paragraph 1(a) or paragraph 1(b), without the consent of Holdings, (i) the Shareholder may Transfer the Holdings Common Shares A held by the Shareholder to any equity holder of the Shareholder (each, an “Equity Holder”) to the extent that such Equity Holder delivers a written request to the Shareholder requesting that the Shareholder Transfer to such Equity Holder all or part of such Equity Holder’s pro rata portion of the Holdings Common Shares A held by the Shareholder to the extent necessary for such Equity Holder, or any affiliates of such Equity Holder, to meet any reasonably anticipated capital calls, obligations, commitments or liabilities entered into before the date of this amendment agreement as determined by the Shareholder, (ii) if the Shareholder Transfers Holdings Common Shares A to an Equity Holder pursuant to this paragraph 1(c), such Equity Holder shall not be required to agree in writing to be bound by the Transfer restrictions in this Lock-up Agreement and (iii) from and after the date that the Transfer of Holdings Common Shares A to an Equity Holder is completed, such Equity Holder shall be permitted to request that Holdings post-effectively update the selling shareholder table in the resale registration statement that originally named the Shareholder as the selling shareholder to identify such Equity Holder and the number of Holdings Common Shares A received from the Shareholder, and Holdings agrees to use commercially reasonable efforts to do so promptly following receipt of such request so long as such Equity Holder furnishes Holdings with any questionnaires or certificates it may request in connection therewith; provided, however, that in no event will a Transfer by the Shareholder be permitted pursuant to this paragraph 1(c) on a date prior to which a Transfer would have been permitted pursuant to paragraph 1(a)(i) or 1(a)(ii) of the Lock-Up Agreement as in effect on the Original Execution Date.”

[Signature Page Follows]

Sincerely,

[SHAREHOLDER]

By:
Name:
Title:

Address for Notices:

SIGNATURE PAGE TO LOCK-UP AGREEMENT EXTENSION

Acknowledged and Agreed:

SWVL HOLDINGS CORP

By:
Name:
Title:

SIGNATURE PAGE TO LOCK-UP AGREEMENT EXTENSION

Exhibit 99.3

Swvl Expands into Mexico with Acquisition of Mass Transit Tech Platform Urbvan

•

Expands Swvl’s revenues from highest profitability operations TaaS and SaaS to > $7m revenue per month from > 500 contracts in > 20 countries in alignment with Swvl’s portfolio optimization program to turn cash flow positive in 2023

•	Expands footprint in Latin America beyond current operations in Argentina, Chile, and Brazil and complements Swvl’s strong position in Africa, Asia, and Europe

•	Brings demonstrated history of growth with 138% revenue CAGR from 2017-21, continuing to grow through COVID-19

NEW YORK, July 11, 2022 /PRNewswire/ — Swvl Holdings Corp (“Swvl” or the “Company”) (NASDAQ: SWVL), a global provider of transformative tech-enabled mass transit solutions, today announced a definitive agreement to acquire Mexico-based Urbvan Mobility Ltd (“Urbvan”), a shared mobility platform that provides tech-enabled transportation services to Latin America’s second largest country by population. Urbvan provides tech-enabled transportation services that aim to improve both quality of life and safety standards of bus travel across vast geographical distances. Integrating mobility patterns with a shared vehicle aggregator platform, Swvl’s acquisition of Urbvan provides an excellent opportunity to accelerate Swvl’s mission to provide safer, faster, smarter, and more affordable mass transport for everyone no matter where they live.

Urbvan was founded in 2016, with the purpose of using shared mobility as a catalyst for improving people’s lives. The company operates in 18 cities across Mexico with solutions for urban routes, intercity routes, for private organizations and for private on-demand needs. Similar to Swvl, Urbvan is committed to providing affordable, efficient transportation options free of harassment and other unsafe conditions.

Mostafa Kandil, Swvl Founder and CEO, said, “Urbvan was founded on the same principals as Swvl: to address the inefficiencies found in traditional mass transit in many parts of the world. With a significant footprint in Mexico, an impressive suite of Transport as a Service (TaaS) offerings, and strong relationships with local government players, this acquisition reinforces Swvl’s position as a leading provider of safer and more reliable mobility solutions which are required for vulnerable people living in densely populated, challenging markets with vast geographies.”

Renato Picard, Urbvan Co-Founder and Co-CEO, said, “Swvl and Urbvan share a vision to remodel mass transit to be safer for everyone, no matter their gender or social class, in the most challenging and densely populated urban neighborhoods in Latin America. We are excited to partner with Swvl as we work to illustrate best-practices for tech-optimized day to day travel in Mexico. This transaction positions Urbvan to leverage Swvl’s global offerings to scale the platform both within the region and beyond. We look forward to using our combined capabilities to provide safe, efficient, and affordable shared mobility options across the world.”

João Matos Albino, Urbvan Co-Founder and Co-CEO, said, “When looking for new growth opportunities, Swvl emerged as an ideal partner to help Urbvan’s ambition to creating the most efficient and sustainable transportation system in Latin America. We have been impressed by Swvl’s experience of rapidly scaling their platform globally while providing best-in-class mobility solutions and ensuring that both employees and users remain a top priority. We look forward to partnering with them on the next step of our journey.”

Youssef Salem, Swvl CFO, said, “The acquisition of Urbvan contributes towards all the key objectives of our recently announced portfolio optimization plan: opportunity to enhance margins, turn cash flow positive in 2023, focus on high profitability segments TaaS and SaaS, expand in higher ticket fare markets and extract more value from our proprietary technology stack. Today’s announcement reinforces Swvl’s commitment to back regional champions in the mobility space. Looking ahead, we plan to continue to pursue accretive strategic initiatives to continue expanding best-in-class tech-enabled mass transit solutions in the most challenging markets across the world, where we believe our system can make the greatest difference to people’s daily lives.”

Transaction Highlights:

The transaction provides Swvl enhanced scale which Swvl believes will create substantial value for shareholders in several ways:

•	Drives Swvl’s continued global expansion:

•	Deepens penetration in the attractive, densely populated Mexican market and provides a strong foothold for further growth in Latin America.

•	Increases global footprint to > 135 cities in > 20 countries.

•	Offers a complementary suite of TaaS mobility solutions with proven ability to retain customers and experience high growth levels:

•	Over 450,000 registered users and over 9m tickets sold to date.

•	B2B client base is over 80 organizations, including large multinational companies.

•	27 anchor routes in México City.

•	Brings proven track record of growth:

•	138% revenue CAGR since 2017.

The acquisition is expected to be completed in Q3 2022.

About Swvl

Swvl is a global provider of transformative tech-enabled mass transit solutions, offering intercity, intracity, B2B and B2G transportation across > 135 cities in > 20 countries. The Company’s platform provides complimentary semi-private alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and 24 / 7 access to high-quality private buses and vans.

Swvl was co-founded by Mostafa Kandil, who began his career at Rocket Internet, where he launched the car sales platform Carmudi in the Philippines, which became the largest car classifieds company in the country in just six months. He then served as Rocket Internet’s Head of Operations. In 2016, Kandil joined Careem, a ride-sharing company and the first unicorn in the Middle East. He supported the platform’s expansion into multiple new markets.

For additional information about Swvl, please visit www.swvl.com.

About Urbvan

Urbvan is a tech-enabled mass transportation company using a triple-sided marketplace that connects organizations, users and third-party vehicles, by creating mobility networks for repeatable customers. Urbvan is committed to delivering an efficient, affordable and reliable service that can deeply impact the way people are moving in Latin America. The company seeks to improve people’s quality of life by reshaping transportation with a human-centred approach and a positive impact on the environment. Since its inception, Urbvan has raised funds from some of the largest Latin American early-stage funds, such as; Kaszek Ventures, Angel Ventures, DILA Capital, Mountain Nazca, Capria, Liil Ventures and angel investor Kevin Efrusy.

Urbvan was co-founded by Renato Picard and Joao Matos Albino in 2016. Renato holds a B.A. in Business from Instituto Tecnológico Autónomo de México (ITAM). He started his career in consulting, with a focus on the residential and hospitality industry. Additionally, he is actively supporting entrepreneurs and traditional companies as an advisor. Joao is originally from Portugal and before founding Urbvan he worked at Rocket Internet, was part of the founding team of the first online grocery deliver startup in the region and worked for companies like Unilever and Mars. Joao holds a BSc Economics at the NOVA School of Business & Economics and a MSc of Strategic Marketing at Cranfield Business School. Joao is an Endeavor Entrepreneur and in the past years has been investing as an Angel Investor in the region.

For additional information about Urbvan, please visit www.urbvan.com

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; recent implementation of certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its portfolio optimization plan; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Swvl to maintain the listing of its securities on Nasdaq; Swvl’s acquisitions may not be beneficial to Swvl as a result of the cost of integrating geographically disparate operations and the diversion of management’s attention from its existing business, among other things; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact

Youssef Salem

Swvl CFO

Investor.relations@swvl.com